                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                QUESTEC.COM, INC.
                             -----------------------
                 (Name of Small Business Issuer in Its Charter)


                       Wyoming                               11-3445299
           -------------------------------                ----------------
           (State or Other Jurisdiction of                (I.R.S. Employer
           Incorporation or Organization)                Identification No.)


    160B West Industry Court, Deer Park, New York               11729
    ---------------------------------------------               -----
      (Address of Principal Executive Offices)               (Zip Code)


                                 (631) 243-1880
                                 --------------
                           (Issuer's telephone number)


Securities registered pursuant to Section 12(b) of the Act:

     Title of Each Class                          Name of Each Exchange on Which
     to be so Registered                          Each Class is to be Registered
     -------------------                          ------------------------------


           None



Securities registered pursuant to Section 12(g) of the Act:


Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                                    (Title of Class)



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TABLE OF CONTENTS

Cover Page                                                                    1

Table of Contents                                                             2

Cautionary Statement Regarding Forward-Looking Information                    3

Part I                                                                        3

Description of Business                                                       3

Description of Property                                                       7

Directors, Executive Officers and Significant Employees                       7

Remuneration of Directors and officers                                       11

Security Ownership of Management and certain Security Holders                11

Interest of Management and Others in Certain Transactions                    11

Securities Being Offered                                                     12

Part II                                                                      12

Market Price and Dividends on the Registrant's Common Equity and
Other Stockholder Matters                                                    12

Legal Proceedings                                                            15

Changes In and Disagreements with Accountants                                15

Recent Sales of Unregistered Securities                                      15

Indemnification of Directors and Officers                                    15

Part F/S                                                                     16

Audited Financial Statements - June 30, 1999 and 1998                        16

Unaudited Financial Statements - March 31, 2000 and 1999                     16

Part III                                                                     17

Signatures                                                                   18



                                          2

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION


Certain statements contained under "Description of Business", and elsewhere in this Registration Statement on Form 10-SB, regarding matters that are not historical facts, are "forward-looking statements". Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Registration Statement on Form 10-SB or to reflect the occurrence of unanticipated events.



PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.


Item 6.  Description of Business.


QuesTec.Com, Inc. (the "Company") is a Wyoming corporation originally incorporated on February 3, 1987 under the Company Act of British Columbia as SZL Sportsight, Inc. The Company was involved in the sports entertainment industry at that time as the designer and developer of a baseball pitch analyzer, and also subsequently entered the retail computer equipment market through a subsidiary, Eastern Microsystems. When the retail venture proved unsuccessful, the Company dissolved Eastern Microsystems. the name of the corporation was changed to Questec Imaging Inc. on April 29, 1996, and the corporation was then reorganized in Wyoming on May 18, 1998. The corporate name was changed to QuesTec.Com, Inc. on December 22, 1999.


Current Business

The Company is a technology-based information service provider, creating computer-generated, real-time virtual replays and in-game digital analysis content for professional sporting events covered on TV and the Internet. The Company also provides realistic content for future development of sports video games. The Company's patented products use a series of cameras, computers and sophisticated military-grade technology to track moving objects (such as balls or players) and instantly reconstruct digital 3D

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images which can be replayed in real-time, viewed from any angle, compared and analyzed. Such products are routinely and increasingly used during coverage of baseball, tennis and golf around the world, while development of new products for other sports continues. The Company's digital video content has been broadcast and used for analysis during coverage of such high-profile sporting events as the World Series, the Major League Baseball All-Star Game, the French Open, the ATP World Championships and World Cup Golf. The Company continues to provide its products and services to companies covering these three major sports throughout the year, including Fox Sports Productions, Fox SportsNet, NBC Sports, MSG Network, CBS Sportsline, Major League Baseball, ACTV, Williams ChoiceSeat, ZDF and ARD German National Television, France2 and France3 French National Television, The Golf Channel and The Sports Network.

Current Products


The Company provides turnkey solutions for real-time virtual replays of professional sporting events. These interactive 3D replays can be used for television, sports entertainment, video games, interactive services, display media, league scoring, player evaluation and team training.

The Company uses cameras, computers, video equipment and proprietary technology and software to track moving objects (balls, players, anything that moves) and instantly, in real-time, reconstruct digital 3D images which can then be viewed from any angle, analyzed, "replayed", compared, etc. Furthermore, each sporting event can lead to multiple revenue streams for the Company. For example, the Company can display the pitches in a single baseball game on FOX Sports Net, do simultaneous real-time broadcasts to other networks worldwide, do a real-time broadcast over the internet, and then later provide the data to the baseball teams and also to video game producers.

The Company offers the following services:

o SuperVision. This is used in Major League Baseball ("MLB") to create virtual replays for television and provide a behind-the-scenes analysis tool for commentators. SuperVision tracks each pitch, then measures the speed, path and trajectory at various intervals as it approaches the strike zone.

o TennisProView. The TennisProView system instantly captures and displays the exact speed, trajectory and court impact of each serve during a tennis match. TennisProView creates a virtual replay for television and a behind-the-scenes analysis tool for commentators, providing spray charts, serve analysis and player comparisons. Serve patterns and analysis can be displayed on the internet as well.

o GolfProView. This is used during television golf coverage as an "instant preview". The GolfProView system locates the golfer's ball on the green, then proceeds to calculate and display the optimal putt path using 3D graphics. In addition, GolfProView displays in real-time the exact distance to the hole, the ball's height with respect to the cup and quantifies the break or breaks in inches.

Typical Service:

The Company provides its clients with a complete turnkey solution. All equipment and personnel required to produce the company's unique quantified content are supplied by the Company, which operates as a separate facilities provider and production company during each sporting event.


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A typical facilities (equipment) setup consists of font-end data capture system, consisting of cable infrastructure, a fixed closed circuit camera system, a video control system and a computer network for data capture and quantification. The visualization system includes a computer network for quantified data retrieval and a computer workstation for real-time 3-D rendering. The scoring system is comprised of a computer or manual timing and scoring system. The communication system includes audio communication to clients production, video/audio display of virtual replay and an internet link for data transmission.

All personnel required to provide services are trained and provided by the Company.


Plan of Operation for the Next 12 Months

The Company has actively been working on a $4,000,000 private placement financing for the past several months. Management is confident that it will secure and finalize this financing soon. These monies will be used to pay down all long-term and short-term debt (approximately $700,000), hire qualified management, expand marketing and distribution, enhance current product/service offerings, and initiate a product development center in cooperation with Atlantic Aerospace Electronics Corporation (AAEC).

Within the next twelve months, the Company anticipates that it will complete installation of SuperVision in all 30 Major League ballparks (18 ballparks are presently cabled and 11 systems are in operation), establish internet baseball production service as a standard per game feature, (to date, this has been a special event package for All-Star Game and World Series productions), expand TennisProView production service through contracts with major world-wide providers of tennis coverage, establish internet tennis production service as a standard per match feature (which the Company hopes to launch on July 31, 2000 during ISL Worldwide's coverage of ATP Tour Master Series Tennis from Toronto, Canada), complete development and deployment of new Ski Jumping system (the Company has worked extensively with RTL Television, Cologne, Germany to develop a real-time tracking and 3-D virtual replay system), and complete development and deploy a new version of GolfProView.

Marketing

The Company has historically worked with labor intensive, limited production systems for baseball and for golf. Since the company teamed up with Atlantic Aerospace Electronics Corporation, it has been able to finalize development of "User" friendly, reliable and robust systems which are now able to be deployed for multiple events and productions. Before the summer of 1998, the Company's product/service offerings were limited to three production systems with limited capability and scope. The integration of AAEC's signal processing intelligence with the Company's core technology and production expertise has allowed the company to broaden it's product/service offerings.

In addition to technological support, AAEC has brought organization and operational support, which has helped the Company to develop detailed product/service cost models. All pricing and quotes are now calculated and assume all hardware, training, communication, support, shipping, personnel and travel.

The advent of the internet and the convergence of digital media has created a need for new and unique content for television networks, internet service providers, interactive television providers, data repositories and multimedia. Through direct marketing efforts, the Company has established, on a global basis, relationships with the league governing bodies, major television rights holders and internet service providers.


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The Company 's marketing strategy is to maintain dominance in current markets through technical excellence and outstanding service and to enter new markets and then similarly dominate them, build global awareness of the Company's brand. The Company hopes to establish itself as the branded market leader in real-time data-and motion-capture systems for sports. The Company plans to do so by launching a promotional campaign targeting journalists and editors who cover sports, media, entertainment, the internet and investments, availing itself of significant on-air exposure during sports broadcasts that use the Company's products, which carry the Company's logo or end of production credits. In addition, the Company shall utilize public relations by customers as they promote their own services that utilize the Company's products (for example, Fox will promote the fact that its baseball games feature SuperVision).

Competition

Companies that compete in the sports information market are SporTVision, Elias Sports Bureau, Inside Edge, STATS Inc., Sports Ticker, Princeton Video and ORAD. All companies mentioned charge competitive prices and their pricing strategies are based on a per contract/project basis.

While these companies do not compete with QuesTec directly via technology or on a feature by feature basis, they all compete for the same production dollars budgeted for broadcast enhancements.


Current Partners

In September, 1998, the Company entered into a 7-year agreement with Atlantic Aerospace Electronics Corporation ("AAEC"), a Titan (NYSE: TTN) company. AAEC is a leading military software developer specializing in acquiring and tracking multiple targets in real-time. AAEC will provide the Company with all research and development of live-motion-capture tracking technology for future sports related applications in exchange for a 500,000 share equity interest in the Company and 10% of product-related gross sales. The Company has a strategic partnership with Live Motion Company ("LMC") of Wiesbaden, Germany, whereby LMC markets and produces the Company 's products in Europe. The Company and LMC split costs and share profits. So far, LMC has produced the French Open, ATP Tour World Championships and several German tournaments. LMC and LMC's customers are extremely enthusiastic about this relationship and numerous further projects are under discussion or already finalized.

Silicon Graphics is a long-time sponsor of the Company which provides technology expertise and assistance.


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Research and Development

The Company is committed to the improvement of its present product line and the development of new products to provide the opportunity for growth in an ever-changing market as the 21st century begins. The Company , pursuant to the terms of its agreement with AAEC, is provided with all research and development of live-motion-capture tracking technology for future sports related applications by AAEC, a leading military software developer specializing in acquiring and tracking multiple targets in real-time. The Company believes that its relationship with AAEC is imperative in maintaining its position as a technological leader in the industry.

Employees.


The Company presently has 7 full-time and 20 part time employees from its Deer Park, New York office.



Item 7.  Description of Property.

The Company's executive offices are located at 160B West Industry Court, Deer Park, New York 11729 in an approximately 4,200 square foot space. The space, which houses all of the Company's current operations, is leased for a period through December 31, 2001, with an option to extend the term for 2 additional years. The annual rent under the lease agreement is $30,282 for 2000 and $31,500 for 2001.

Item 8. Directors, Executive Officers and Significant Employees.

(a)(1) Directors.

       Name                      Age     Director Since
       ----                      ---     --------------
       Michael W. Russo          52      December 1996
       Geoffrey Hibner           50      December 1998
       Felix Marggraff           29      December 1998
       Philip Albanese           57      November 1998
       Paul Baim                 40      December 1998
       William E. Cavanaugh      66      December 1998
       Derek L. Donaldson        56      November 1990
       Barbara Rene Stewart      47      October 1997

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(a)(2) Persons nominated to become directors.

None

(a)(3)  Executive officers.

Michael W. Russo, 52, President.
Deirdre Gallagher, 36, Secretary.

(a)(4)  Persons Chosen to Become Executive Officers.

None.

(a)(5)  Significant employees.


Deirdre Gallagher, 36, Executive Assistant
Edward Plumacher, 40, Marketing Manager
Chris Malone, 36, New Media Manager
Dan Beard, 30, Production Manager
Ron Klimkowski, 57, Sports Marketing


(b)  Family Relationships.

None.

(c)  Business Experience.

Michael W. Russo, President and Director of the Company, has been employed by the Company for the preceding five years. Mr. Russo joined the Company in January 1995 as the Vice President of Investor Relations, a post which he held until December 1997, when he became President of the Company.

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Deirdre Gallagher is the Secretary of the Corporation, having been appointed to the position in December 1999. Prior to her appointment, she served as an Executive Assistant at the Company from January 1998, which position she continues to hold. She served as an Administrative Assistant at the Company from January 1994 through December 1997.

Paul W. Baim is a Director of the Company, having been elected to the position in December 1998. For the past five years, Mr. Baim has been the Director for Software Engineering at Atlantic Aerospace Electronics Corporation in Waltham, MA, which is now a subsidiary of Titan Corporation (NYSE:TTN). His business responsibilities include directing engineering research and development, system architecture, program management, technology assessment and business development.

William E. Cavanaugh, a Director of the Company since December 1998, is a retired business executive. Prior to his retirement in 1996, he was the Chief Operating Officer of the Company for two years.

Philip Albanese has been a Director of the Company since 1998. He has been the President of National Equipment Rental Program, Inc. since 1991.

Geoffrey J. Hibner, a Director of the Company since December 1998, is the Senior Vice President - Finance and Administration and Chief Financial officer of The Timberland Company, which is a wholesaler of footwear, apparel and licensed products. Mr. Hibner has held this position since May 1997. From August 1995 through May 1997, he was the Chief Financial Officer of Frontier Technologies Corporation, and served as the Vice President - Finance for Universal Foods Corporation from July 1988 through January 1995.

Derek L. Donaldson has been a Director of the Company since November 1990. Mr. Donaldson has also served as Secretary of the Company. He is an attorney in Kamloops, British Columbia, Canada, and is the sole shareholder and director of Derek Donaldson Law Corp.

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Barbara Rene Stewart, a Director of the Company since October 1997, is a legal secretary and assistant with Derek Donaldson Law Corp., where she has been employed for 17 years.

Felix Marggraff, a Director of the Company for the last year, is a principal of Live Motion Company in Wiesbaden, Germany.

Edward Plumacher, the Company's Marketing Manager, has been employed by the Company since 1991. Mr. Plumacher oversees the Company's technical operations on a daily basis, and is responsible for the marketing of existing and new products, as well as the set up and coordination of new product installations.

Chris Malone, The New Media Manager of the Company since January 1999, coordinates development of new products and the research into new applications for the Company's products. Prior to holding this position at the Company, Mr. Malone was head of production services since December 1996 when he joined the Company. From November 1993 through December 1996, Mr. Malone was General Manager of Eastern Micro Systems, a small retail computer store.

Dan Beard, as Production manager for the Company, is responsible for setting up and operating video productions for sporting events, including the coordination of required equipment. Mr. Beard has been employed by the Company since June, 1998. He previously was an independent technical director from June, 1997 through June, 1998, and prior to that time served as a TV Director for Cablevision from 1995 through June, 1997.

Ron Klimkowski, in his position as Sports Marketing Director, communicates with sports teams in order to arrange the coordination of installation of the Company's products at stadiums and training facilities, as well as the scheduling of production at sporting events. Mr. Klimkowski, a former major league pitcher with the New York Yankees, has been employed by the Company since January, 1996, and prior to that time worked as a financial consultant at Paine Webber for 3 years.

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(d) Involvement in Certain Legal Proceedings.

    None.

Item 9. Remuneration of Directors and Officers.

Name of Individual or     Capacities In Which         Aggregate
Identity Of Group         Remuneration Was Received   Remuneration
-----------------         -------------------------   ------------

Michael W. Russo          President                   $65,000.00
Deirdre Gallagher         Secretary                   $35,000.00
Directors (8 as a group)  Director                    $0 (each Director receives
                                                      a minimum of 50,000
                                                      options per year)

Item 10. Security Ownership of Management and Certain Security Holders.


Title           Name and                      Amount Owned        Percent
Of              Address of                    Before the          of
Class           Owner                         Offering            Class
-----           -----                         --------            -----

Common          Michael W. Russo
Stock           4 Cutter Court                767,655              2.57%
                W. Islip, NY  11795

Common          Deirdre Gallagher              86,433               .29%
Stock           4 Greenleaf Drive
                Huntington, NY

Common          Ed Plumacher                5,470,333             18.48%
Stock           15 Sexton Drive
                W. Islip, NY  11795

Common          All Officers and Directors  1,788,136              6.04%
Stock           as a Group (9 as a group)



Directors of the Company receive a minimum of 50,000 options to purchase Common Stock of the Company, the final amount being determined by the Board of Directors as a whole based upon proportional worked performed on behalf of the Company. The issuance of such options is then submitted to the shareholders of the Company for approval.


Options Outstanding

Name of                  Amount of Common Stock       Exercise
Holder                   Called for by Options        Price

Michael W. Russo           225,000                      $0.27

Deirdre Gallagher          100,000                      $0.38

All Officers and
Directors as a Group
(9 Persons)              1,445,000                      $0.35 (weighted average)



All options are currently exercisable.

Item 11. Interest of Management and Others in Certain Transactions.

Pursuant to the terms of the agreements dated September 9, 1998 between AAEC and the Company, the parties have established a strategic alliance. AAEC received certain interests in the Company as the result of such agreements. Paul Baim, a director of the Company, is also the Director for Software Engineering at AAEC and, as a director of the Company, is to receive at least 50,000 options to purchase shares of the Company per annum as compensation for his service in such capacity. In the fiscal year ended June 30, 1999, Mr. Baim received 200,000 options, 75,000 at $0.21 and 125,000 at $0.62. In the current fiscal year, Mr. Baim has received 300,000 options at $0.38. Mr. Baim has no personal

                                       11

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interest in connection with the agreements between AAEC and the Company.

Pursuant to the terms of the agreements dated June 9, 1998 between LMC and the Company, the parties have established a strategic alliance. LMC received certain interests in the Company as the result of such agreements. Felix Marggraff, a director of the Company, is also a principal of LMC and, as a director of the Company, is to receive at least 50,000 options to purchase shares of the Company per annum as compensation for his service in such capacity. For the fiscal year ended June 30, 1999, Mr. Marggraff received 125,000 options exercisable at $0.21. As a principal of LMC, Mr. Marggraff has a personal interest in connection with the agreements between LMC and the Company.

Item 12.  Securities Being Offered.


No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934. The Company has 80,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred Stock, who would be entitled to preference and first distribution in such event. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable. Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

              Price Range of Common Stock & Dividends


     The Company's Common Stock, which is presently traded in the over-the-counter market, is traded on the Pink Sheets under the symbol "QSTI". The following table shows the per share range of prices of the Company's[^] Common Stock for the most recent two-year period.


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                           Quarter-Ended

Year                Mar 31    June 30    Sept 30     Dec 31
----                ------    -------    -------     ------
2000      High      $1.20
          Low       $0.38

1999      High      $0.78      $0.98      $0.72      $1.02
          Low       $0.37      $0.48      $0.43      $0.31

1998      High      $0.56      $0.51      $0.37      $0.64
          Low       $0.17      $0.22      $0.18      $0.15


              Approximate Number of Equity Security Holders


         At May 31, 2000, the approximate number of holders of record of the Company's Common Stock was 2,500.


              Dividends

         The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business.

              PENNY STOCK

         Until the Company's shares qualify for inclusion in the NASDAQ system, the trading of the Company's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered. Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks

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are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets or $35,000,000 in market capitalization or $500,000 net income in latest fiscal year or 2 or last 3 fiscal years, a $1,000,000 market value of its publicly-traded securities and 500,000 shares in public float. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share. Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

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Item 2.  Legal Proceedings.

The Company is the defendant in a legal proceeding commenced in May 1997 in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida by a former employee, Charles F. Mehler. Mr. Mehler has claimed damages of approximately $161,000 for breach of employment agreement, non-payment of wages, including damages therefrom, unreimbursed employment related expenses, and loans made to the Company. The Company has denied the allegations and has filed a counterclaim against Mr. Mehler alleging receipt of funds to which he was not entitled.

Item 3.  Changes In and Disagreements with Accountants

Not applicable.

Item 4.  Recent Sales of Unregistered Securities

On October 1, 1997, the Company commenced an offering through Alexander Wescott & Co., Inc., pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 5,000,000 shares of its common stock at a price of $0.21 per share, which price was later reduced to $0.14 per share. On November 16, 1998, this offering was completed with 5,364,756 shares being sold and issued for a total of $834,399 being received by the Company. Common stock was sold to a total of 40 accredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and office equipment.

In addition, on October 23, 1998, the Company sold shares of its Common Stock at $0.15 per share, subject to Rule 144, to the following individuals for the following reasons:

Recipient                  Number of Shares        Reason for Sale
---------                  ----------------        ---------------

Michael W. Russo             300,000               For prior salary owed
Chris Malone                 300,000               For prior salary owed
Edward Plumacher           4,333,333               For prior salary owed
Dan Beard                    100,000               For prior salary owed
Derek Donaldson              476,666               For accrued legal fees
William Cavanaugh            300,000               For prior salary owed

Item 5. Indemnification of Directors and Officers


The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Wyoming, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company. INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.




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PART F/S

Financial Statements


The issuer has available audited financial statements for the fiscal years ending June 30, 1999 and June 30, 1998 and unaudited financial statements for the nine months ended March 31, 2000 and March 31, 1999.






                                QUESTEC.COM, INC.
                         (Formerly QUESTEC IMAGING INC.)
                       Years Ended June 30, 1999, and 1998

                                    CONTENTS

                                                                  PAGE

INDEPENDENT AUDITOR'S REPORT                                       F-1

BALANCE SHEET                                                      F-2

STATEMENT OF OPERATIONS                                            F-3

STATEMENT OF SHAREHOLDERS' EQUITY                                  F-4

STATEMENT OF CASH FLOWS                                            F-5

NOTES TO FINANCIAL STATEMENTS                                      F-6



                         UNAUDITED FINANCIAL STATEMENTS
                     9 MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                  PAGE

BALANCE SHEET                                                      F-16

STATEMENT OF OPERATIONS                                            F-17

STATEMENT OF CASH FLOWS                                            F-18

NOTES TO FINANCIAL STATEMENTS                                      F-19







RG

                          INDEPENDENT AUDITOR'S REPORT



Shareholders and Directors
QuesTec.com, Inc.
(formerly QuesTec Imaging Inc.)
Deer Park, New York

         We have audited the accompanying balance sheets of QuesTec. Com, Inc. (formerly QuesTec Imaging Inc.) as of June 30, 1999 and 1998 and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, the financial statements present fairly, in all material respects, the financial position of QuesTec.com, Inc,.(formerly QuesTec Imaging Inc.) as of June 30, 1999 and 1998, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses, owes $235,000 in payroll taxes at June 30, 1999 and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plan regarding these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

New York, New York
November 3, 1999

                                       /s/ Radin, Glass and Co., LLP

                                       Certified Public Accountants

                              QUESTEC.COM, INC.
                         (formerly QUESTEC IMAGING INC.)

                                 BALANCE SHEETS

                                                                                June 30,
                                                                      ---------------------------
                                                                          1999            1998
                                                                      ---------------------------

    ASSETS

CURRENT ASSETS:
  Cash                                                                $        --     $     3,454
  Accounts receivable, net                                                 22,811          82,800
  Other assets                                                              5,960             254
                                                                      -----------     -----------
    TOTAL CURRENT ASSETS                                                   28,771          86,508

INTANGIBLE ASSETS, net                                                        570             633

SOFTWARE DEVELOPMENT COSTS, net of amortization
of $40,471 and $O.                                                        255,898              --

FURNITURE AND EQUIPMENT, net                                              123,436          67,249
                                                                      -----------     -----------
                                                                      $   408,675     $   154,390
                                                                      ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Cash overdraft                                                      $     3,259     $        --
  Bank credit line                                                          7,402              --
  Accounts payable                                                        158,979         138,851
  Accrued liabilities                                                     538,770         515,525
  Deferred revenue                                                             --          48,000
  Advance from shareholder                                                 93,183         480,490
                                                                      -----------     -----------
    TOTAL CURRENT LIABILITIES                                             801,593       1,182,866

NOTE PAYABLE                                                                   --          10,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY: (DEFICIT)
  Preferred stock, no par value, authorized 10,000,000
   shares; none issued                                                         --              --
  Common stock, no par value; authorized 40,000,000 shares;
   issued and outstanding 29,321,143 shares and
   20,701,274 shares.                                                          --              --
  Paid - in capital                                                     8,762,105       6,668,957
Accumulated deficit                                                    (9,155,023)     (7,707,433)
                                                                      -----------     -----------
    TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                 (392,918)     (1,038,476)
                                                                      -----------     -----------
                                                                      $   408,675     $   154,390
                                                                      ============    ===========




   The accompanying notes are an integral part of these financial statements.

                                QUESTEC.COM, INC.
                        (formerly QUESTEC IMAGING, INC.)

                             STATEMENTS OF OPERATIONS


                                      Years ended June 30,
                                 ----------------------------
                                     1999             1998
                                 ----------------------------

REVENUE
  Services                          127,944         165,395

COST OF REVENUE                      95,099          98,639
                                -----------     -----------
GROSS PROFIT                         32,845          66,756

EXPENSES:
  Amortization and depreciation      59,156          13,494
  Payroll and consulting            928,359         291,538
  General and administrative        492,920         887,389
                                -----------     -----------
                                  1,480,435       1,192,421
                                -----------     -----------
  NET LOSS                      $(1,447,590)    $(1,125,665)
                                ===========     ===========

NET LOSS PER SHARE:
  EARNINGS PER COMMON SHARE     $    ($0.05)    $    ($0.06)
  (Basic and Diluted)           ===========     ===========

WEIGHTED AVERAGE SHARES          26,656,097      18,093,820
                                ===========     ===========



   The accompanying notes are an integral part of these financial statements.

                                QUESTEC.COM, INC.
                         (formerly QUESTEC IMAGING INC.)

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                         Common Stock                                               Total
                                                  --------------------------      Additional      Accumulated   Shareholders'
                                                  Shares           Amount      Paid in Capital      Deficit       Equity
                                                  ------           ------      ---------------      -------       ------
  BALANCE - JUNE 30, 1997                       16,787,018     $ 5,708,807        $      --     $(6,581,768)      $  (872,961)

    Issued through private placement             5,364,756         834,399                                            834,399
    Issued for options exercised                   424,500         125,751                                            125,751
    Shares cancelled                            (1,875,000)                                                                --
    Net loss                                                                                     (1,125,665)       (1,125,665)
                                                ----------      ----------        --------     ------------       -----------

  BALANCE - JUNE 30, 1998                       20,701,274       6,668,957              --       (7,707,433)       (1,038,476)

     Issued through private placement            1,215,000         278,000                                            278,000
     Issued for options exercised                  927,608         320,704                                            320,704
     Issued for warrants exercised                 667,262         217,083                                            217,083
     Debt converted to equity                    5,809,999       1,156,999                                          1,156,999
     Issuance of options for services                                              120,362                            120,362
     Net loss                                                                                    (1,447,590)       (1,447,590)
                                                ----------      ----------        --------     ------------       -----------

    BALANCE - JUNE 30, 1999                     29,321,143      $8,641,743        $120,362     $ (9,155,023)      $  (392,918)
                                                ==========      ==========        ========     ============       ===========




    The accompanying notes are an integral part of these financial statements.

                                QUESTEC.COM, INC.
                        (formerly QUESTEC IMAGING, INC.)

                            STATEMENTS OF CASH FLOWS



                                                               Years ended June 30,
                                                         ------------------------------
                                                             1999              1998
                                                         ------------------------------
   CASH PROVIDED BY (USED IN) OPERATING
    ACTIVITIES:
    NET LOSS                                           $(1,447,590)      $(1,125,665)
    Add: Non-cash item - amortization and
          depreciation                                      59,156            13,494
          Stock options issued to employees
            and non-employees for services                 120,362                --

    INCREASE (DECREASE) TO CASH ATTRIBUTABLE TO
     CHANGES IN ASSETS AND LIABILITIES:
          Accounts receivable                               59,989           (46,400)
          Inventories                                           --                --
          Notes receivable                                      --                --
          Other assets                                      (5,706)            1,137
          Accounts payable                                  20,128           (91,161)
          Accrued expenses                                  23,245           (41,921)
          Software development costs                      (296,368)               --
          Deferred revenue                                 (48,000)           39,000
          Bankcredit line                                    7,402                --
                                                      ------------      ------------
                                                        (1,507,382)       (1,251,516)
                                                      ------------      ------------


    CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:

          ISSUANCE OF SHARES                             1,972,786           960,150
          Proceeds from (payments of)
            advance from shareholders                     (387,307)          313,177
          Proceeds from (payments of) notes payable        (10,000)           10,000
          Cash overdraft                                     3,259                --
                                                      ------------      ------------
                                                         1,578,738         1,283,327
                                                      ------------      ------------

    CASH (USED IN) INVESTING ACTIVITIES:

          Purchase of furniture and equipment              (74,810)          (31,217)
                                                      ------------      ------------
                                                           (74,810)          (31,217)
                                                      ------------      ------------


   (DECREASE) INCREASE IN CASH                              (3,454)              594

    CASH, BEGINNING OF YEAR                                  3,454             2,860
                                                      ------------      ------------

    (CASH DEFICIT) CASH, END OF YEAR                  $          0      $      3,454
                                                      ============      ============



    SUPPLEMENTAL DISCLOSURES
     Interest paid                                    $      4,312      $         --
     Income taxes paid                                $         --      $         --





    The accompanying notes are an integral part of these financial statements

                                QUESTEC.COM, INC.
                         (Formerly QUESTEC IMAGING INC.)
       (Incorporated under the laws of Wyoming, United States of America)


                         NOTES TO FINANCIAL STATEMENTS



1. THE COMPANY

     QuesTec.com, Inc (formerly Questec Imaging, Inc.) (the "Company") was incorporated in 1987 under the Company Act of British Columbia. During the year ended June 30, 1996 the Company changed its name to Questec Imaging, Inc. from SZL Sportsight, Inc. During the year ended June 30, 1998, the Company was continued in Wyoming, United States of America. The Company designs, develops, and markets proprietary software and hardware systems, with shared technology bases, which present three-dimensional computer analyzed images for sports entertainment, business, and industrial markets.


2. SIGNIFICANT ACCOUNTING POLICIES


     a. Software Development Costs- The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Software costs, which are capitalized after technological feasibility is established, totaled $296,000 and $0 in years ended June 30, 1999 and 1998, respectively. Amortization of capitalized software costs is computed using the straight-line method over the estimated economic life of the software, primarily four years. Amortization expense was $40,471 and $0 for the years ended June 30, 1999 and 1998, respectively.


     b. Furniture and Equipment- Furniture and equipment are stated at cost and are depreciated using the straight line method over the estimated useful lives of the assets.


     c. Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d. Loss Per Share- Loss per share is computed on the basis of weighted average number of common shares outstanding during the respective periods.


          On December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Earnings per common share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The earnings per common share, assuming dilution, computation gives effect to all dilutive potential common shares during the period. The computation assumes that the outstanding stock options and warrants were exercised and that the proceeds were used to purchase common shares of the Company. For the years ended June 30, 1999 and 1998 the Company had no dilutive securities.


     e. Fair Value of Financial Instruments- The carrying amounts reported in the balance sheet for assets and liabilities approximate fair value based on the short term maturity of these instruments.

     f. Accounting for Long-Lived Assets- The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At June 30, 1999 the Company believes that there has been no impairment of its long-lived assets.


     g. Allowance for Doubtful Account- At June 30, 1999 and 1998, management concluded that no allowance for doubtful account is needed as all accounts receivable are 100% collectible.

     h. Revenue recognition- Revenues are recorded when services are provided.

     i. Stock Based Compensation- The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees." Accordingly, no compensation is recorded on the issuance of employee stock options at fair market value. The Company accounts for nonemployee stock transactions in accordance with SFAS No. 123 and EITF 96-18.


3. BASIS OF PRESENTATION


          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. The Company has reported significant recurring net losses of approximately $1,448,000 and $1,126,000 in years ended June 30, 1999 and 1998, respectively. The Company has a working capital deficiency of approximately $773,100 at June 30, 1999 in comparison to $1,096,400 at June 30, 1998 respectively. Consequently, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company's ability to raise capital and ultimately, to generate profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue in existence.


          The Company has previously presented its financial statements in accordance with Canadian accounting principles and in Canadian dollars. These statements are in accordance with United States generally accepted accounting principles and are stated in United States dollars.


4. FURNITURE AND EQUIPMENT


                                                  June 30
                                        ------------------------   Estimated
                                           1999           1998     useful lives
                                        ---------     -----------  -----------
     Furniture and equipment            $226,102       $151,292     5-7 years
                                                                    ---------

     Accumulated depreciation           (102,666)       (84,043)
                                       ---------       --------
                                        $123,436       $ 67,249
                                       =========       ========

5. ACCRUED LIABILITIES

                                                  June 30
                                        ------------------------
                                           1999           1998
                                        ---------     -----------
     Accrued taxes                      $234,657      $  46,472

     Accrued payroll                     117,474        188,662

     Litigation settlement                78,095         83,181

     Accrued expenses                     76,269         98,505

     Accrued professional                 32,275         98,705
                                       ---------       --------
                                        $538,770      $ 515,525
                                       =========       ========

6. ADVANCE TO SHAREHOLDER


         A shareholder and former officer of the Company had made advances on behalf of the Company over several years, for a portion which advances he had not
                                       F-8
     requested reimbursement. During the year ended June 30, 1998, the Board of Directors approved a reimbursement resulting in an amount due the shareholder of $480,490, including amounts previously recorded. The advance is not interest bearing and is due on demand. The remaining balance at June 30, 1999 approximates $93,000.

7. INCOME TAXES

          The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected tax impact of differences between the financial statement and tax impact of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. At June 30, 1999, and 1998, the Company had deferred tax assets of approximately $3,678,000, and $3,200,000, respectively, which represent the tax impact of the Company's net operating loss carryforwards. The Company has recorded a valuation for the full amount of such deferred tax assets.


          As a result of the U.S. Tax Reform Act of 1986, the Company is obligated to pay an alternative minimum tax on its alternative minimum taxable income, even though it has a loss carryforward. These carryforwards are subject to possible limitations on annual utilization if there are "equity structure shifts" or "owner shifts" involving "5% shareholders" (as these terms are defined in Section 382 of the Internal Revenue Code), which result in more than 50 percentage point change in ownership. The company has net operating loss carryforwards approximating $10,600,000 and $9,125,000 at June 30, 1999 and 1998, respectively, available to offset any future taxable income through 2014.


8. ACCRUED PAYROLL TAXES

          The Company owed payroll taxes at June 30, 1999 and 1998 approximating $235,000 and $46,000 respectively.

9. RELATED PARTY TRANSACTIONS


          During the years ended June 30, 1999 and 1998, legal services was provided by an attorney who is also a member of the board of Directors. The balance due at June 30, 1998 was approximately $33,000. The Company repaid the balance in the year ended June 30, 1999.


10. SHARE CAPITAL

     a. Authorized - The authorized share capital of the company consists of 50,000,000 shares, divided into 40,000,000 common shares without par value and 10,000,000 preferred shares without par value.

     b. Certain Shareholder Transactions - In January 1997, certain managing shareholders received, for nominal consideration, an aggregate of 300,000 shares of the Company's common stock. The value of these shares, as recorded by the Company, was $.42, which is the price realized in a contemporaneous transaction involving the exchange of certain debt for shares. In connection with the issuance of these shares, the shareholders relinquished their rights to 300,000 previously issued warrants. The Company has recorded $126,000 as compensation expense upon consummation of this transaction.

     c . Escrow Shares:

     i. Principals' shares

          750,000 common shares issued at a price of $.01 per share to two principals of the Company were escrowed pursuant to an escrow agreement dated June 30, 1987. The agreement provides that the principals will be entitled to maintain ownership of these shares if the Company achieves the financial objectives set out in its business plan. The release of the shares is subject to the policies of the Superintendent of Brokers of the Vancouver Stock Exchange.

          During the year ended June 30, 1989, the Vancouver Stock Exchange approved a pro-rata release of 225,000 of the principals' escrowed shares. 525,000 of the principals' shares were canceled in fiscal year June 1998.

     ii. Escrowed shares to be released on the basis of an earn-out formula.

          In connection with the acquisition of Sportsight Inc; 3,000,000 common shares of the Company were escrowed. As of February 22, 1995 1,650,000 of the performance shares were canceled. The remaining 1,350,000 shares previously held by directors and employees of the Company were canceled during fiscal year June 1998.

d. Accounting for Stock Options - The Company accounts for its stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") under which no compensation expense is recognized. In fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", (SFAS 123") for disclosure purposes; accordingly, no compensation has been recognized in the results of operations for its stock option plan as required by APB 25.

          For disclosure purposes, the fair value of each employee stock option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used for employee stock options granted during the years ended June 30, 1999, 1998 and 1997; annual dividends of $0.00, expected volatility of 50.0%, and risk-free interest rate of 6.0%, over the expected life of each grant. The weighted-average fair value of the employee stock options granted the years ended June 30, 1999, 1998 and 1997 was $.35, $.38 and $0.27 respectively.

          If the Company recognized compensation cost for the employee stock option plan in accordance with SFAS 123, the Company's proforma net loss and loss per share would have been approximately $1.52 Million and $.06 in 1999, and $1.17 million and $0.06 in 1998, and $1.4 million and $0.09 in 1997.

    The following table summarizes the changes in options and warrants outstanding, the weighted-average exercise price as calculated in accordance with SFAS 123, and the related price ranges for shares of the Company's common stock:


                                              STOCK OPTIONS                                      WARRANTS
                                       -------------------------------------------   ---------------------------------
                                                     WEIGHTED        RANGE OF
                                                     AVERAGE          EXERCISE                                WARRANT
                                         SHARES   EXERCISE PRICE       PRICE              SHARES               PRICE
                                         ------   --------------       -----              ------               -----
    Outstanding at June 30, 1997      1,441,650       0.62        $.44 to 1.20         1,312,857          $.42 to .80
     Granted/Issued                   1,384,782       0.30         .23 to .38                 --                   --
        Expired                         (38,650)      1.15               1.15           (886,669)             .75
        Exercised                      (424,500)      0.30         .23 to .318                --                   --
        Canceled                       (460,000)      0.75         .318 to 1.10               --                   --
                                     -----------                                      -----------

    Outstanding at June 30, 1998      1,903,282       0.39         .23 to 1.20           426,188           .42 to .80
        Granted/Issued                2,160,000       0.47         .20 to .62            857,500           .25 to .30
        Expired                              --         --                 --           (261,902)             .70
        Exercised                      (927,608)      0.45         .21 to .62           (726,786)          .25 to .42
                                     -----------                                      -----------

    Outstanding at June 30, 1999      3,135,674       0.38         .20 to .62            295,000              .30
                                     ===========                                      ===========

     d. Private Placement - In October 1997 through February 1998, the
     Company issued 5,364,756 shares, raising $834,399. The shares were selling between $.14 and $.21 during this time period.

11. COMMITMENTS AND CONTINGENCIES


          The Company has been involved in the following law suits and claims:

     i. Charles F. Mehler vs. Questec Imaging, Inc. - A suit brought by a former employee of the Company claiming approximately $161,000 for breach of employment agreement, non-payment of wages, including damages therefrom, unreimbursed employment related expenses, and loans made to the Company. The Company intends to vigorously defend this suit as it believes that Mr. Mehler has been fully paid for all services rendered, and that he in fact is the party who violated the employment agreement between the parties. As management believes the Company has no obligation to Mr. Mehler, no accrual has been made with respect to this litigation. Management contends that Mr. Mehler was actually paid in excess of what was due him and he owes the Company money.


     ii. Fraser & Company - A claim with respect to debt for legal services provided in the amount of $15,127. Payments totalling $10,062 and $2,980 were made on this claim in 1999 and 1998 respectively. Unpaid balances of $-0- and $2,980 at June 30, 1999 and 1998, respectively, are included in accrued liabilities.

     iii. On October 23, 1998, the Company agreed to settle and affix the accrued salary for an employee to approximately $177,000. As part of the settlement, the Company further agreed to pay the employee $60,000 per year for the next four years, without condition. Such additional compensation has been accrued at $15,000 per quarter by the Company.


     iv. In October 1998, the Company and the New York State Attorney General signed an assurance of discontinuance in which, without admitting or denying certain allegations related to the Company's sale of its stock without proper New York State filings, the Company paid the state $20,000 and agreed not to sell stock in the future in New York without appropriate filings with the Attorney General.

     v. Montreal Trust Company vs Questec Imaging, Inc.- On March 10, 1997, an action was commenced with respect to debt and for which judgment was obtained in the amount of $90,000 with interest accrued at the rate of $15.18 (Canadian Dollars) per day. Principal and interest payment of $1,000 (Canadian Dollars) should be paid monthly. Payments should be applied to accrued interest first. Total payments made under this judgment were approximately $7,000 each during the years ended June 30, 1999 and 1998. Unpaid balances of approximately $78,000 and $80,000 at June 30, 1999 and 1998, respectively, are included in accrued liabilities.

     vi. Atlantic Aerospace Electronics Corporation agreement - In September 1998, the Company entered into an agreement with Atlantic Aerospace to collaborate on the development of products that will display real time graphic simulation of players and any and all action on the field of play by combining sensing technology, signal processing, animation software, custom interface software, peripheral hardware equipment, engineer operators and graphic workstations. Atlantic shall retain ownership of the software they develop under this agreement. The parts of each graphic workstation not developed by Atlantic shall be owned by the Company. Atlantic shall grant the Company a license to use executable software libraries Atlantic develops under this agreement. This license shall give the Company perpetual and exclusive rights to use the software for sports related applications. In exchange for this license to use Atlantic's software, the Company, will grant Atlantic options for 500,000 stock options for shares in the common stock of the Company, with an exercise price of $0.20 per share. The Company will also pay Atlantic a 10% royalty on the Company's portion of gross revenues derived directly or indirectly from the sale, license or use of the graphic workstations. The options have a life of 5 years and will be subject to a 1 year restriction. The options are valued at $109,400 ($0.2188 per share) under the Black-Scholes option-price model. (See Note 10d).


     vii. In May 1998 the Company entered into an agreement with an individual to perform system development services. The agreement terminates automatically on August 31, 2000. Either party may terminate agreement upon notifying the other party in writing fourteen days prior to termination.

     The Company entered into a lease agreement for office space under noncancellable operating leases on February 1, 1999 and expiring December 31, 2001. Minimum annual rental commitments under noncancellable operating leases as of June 30, 1999 are as follows:

     2000              $29,838
     2001               30,888
     2002               15,750

     Rental expense of $12,250 and $5,380 for 1999 and 1998 respectively, has been charged to operations.

13. SIGNIFICANT CUSTOMERS

          Approximately 54.2%, 14.0%, 13.3%, and 10.7% of the Company's revenue was derived from four major customers during the year ended June 30, 1999. During the year ended June 30, 1998, approximately 65.4%, 16.4%, and 10.9% of the Company's revenue was derived from three major customers

14. SUBSEQUENT EVENTS

     Exercise of Options
     On July 9, 1999 the president, a shareholder and an employee of the Company exercised their options to purchased 50,000, 200,000 and 50,000 shares of the Company's common stock for $15,600, $124,000 and $19,000, respectively. The Company received no cash on these exercises of options as such amounts were reduced from accrued payroll and other liability due to the president, the shareholder and the employee.

     Conversion of Debt
     On July 9, 1999, the Company agreed to settle various debts owed to two individuals, both of whom are shareholders and employees, of $160,000 for one and $52,000 for the other for shares of the Company , respectively. Each $0.40 of debt was converted into one (1) share of common stock. The total shares issued for this conversion were 400,000 and 130,000, respectively. The conversion rate was the average trading price of the Company's shares during the previous ten (10) trading days.

                             QUESTEC.COM, INC.
                         (Formerly QUESTEC IMAGING INC.)

                               BALANCE SHEET


                                      March 31, 2000 June 30, 1999
                                       (Unaudited)        (Audited)
             ASSETS                   --------------------------------

CURRENT ASSETS:
Cash and cash equivalents               $    22,003    $        --
Accounts receivable                          78,300         22,811
Other assets - security deposits              5,960          5,960
                                        -----------    -----------
TOTAL CURRENT ASSETS                        106,263         28,771

INTANGIBLE ASSETS, net                          522            570

SOFTWARE DEVELOPMENT COSTS,
     net of amortization                    293,170        255,898

FURNITURE AND EQUIPMENT, net                136,847        123,436
                                        -----------    -----------
                                        $   536,802    $   408,675
                                        ===========    ===========

       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Cash overdraft                          $       ---    $     3,259
Bank credit line                              9,629          7,402
Accounts payable                            166,351        158,979
Accrued liabilities                         482,563        538,770

ADVANCE FROM SHAREHOLDER                    277,677         93,183
                                        -----------    -----------
TOTAL CURRENT LIABILITIES                   936,220        801,593
                                        -----------    -----------

SHAREHOLDERS' EQUITY:

Preferred stock, $0.0001 par value,
 authorized 20,000,000 shares;
 none issued                                     --             --

Common stock, $0.0001 par value;
 authorized 80,000,000 shares;
 31,524,643 and 29,321,143 shares
 issued and outstanding, respectively.        3,152             --

Paid - in capital                         9,467,450      8,762,105

Accumulated deficit                      (9,870,020)    (9,155,023)
                                        -----------    -----------

TOTAL STOCKHOLDERS' EQUITY                 (399,418)      (392,918)
                                        -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                                  $   536,802    $   408,675
                                        ===========    ===========

                                QUESTEC.COM, INC.
                         formerly QuesTec Imaging, Inc.)

                             STATEMENT OF OPERATIONS
                                   (Unaudited)

                                                Nine months ended March 31,
                                              ------------------------------
                                                  2000             1999
                                              ------------------------------
Revenue services                             $   153,312       $   100,483
Cost of revenue                                  137,531            35,154
                                             -----------       -----------
Gross profit                                      15,781            65,329
                                             -----------       -----------

Expenses:

   Payroll, payroll taxes and related
     benefits                                    333,912           368,878
   Amortization and depreciation                  90,882            33,362
   Other general and administrative expenses     305,984           294,768
                                             -----------       -----------
                                                 730,778           697,008
                                             -----------       -----------

   Loss before Taxes                            (714,997)         (631,679)

   Income Tax Expense                                ---               ---
                                             -----------       -----------
   Net Loss                                  $  (714,997)      $  (631,679)
                                             ===========       ===========
   Weighted Average Shares of
   common stock outstanding                   30,634,199        25,789,521
                                             ===========       ===========
   Net Loss per share                        $     (0.02)      $     (0.02)
                                             ===========       ===========

                                QUESTEC.COM, INC.
                        (formerly QUESTEC IMAGING, INC.)

                             STATEMENT OF CASH FLOWS
                                   (Unaudited)


                                                  Nine months ended March 31,
                                               --------------------------------
                                                     2000            1999
                                               --------------------------------

CASH FLOES FROM OPERATING ACTIVITIES:
     Net Loss                                  $ (714,997)      $ (631,679)
     Depreciation                                  23,538           11,367
     Amortization                                  67,344           21,995
     Increase/Decrease in current assets          (55,489)           4,489
     Increase in other assets                          --           (5,706)
     Increase in Software development costs      (104,569)        (176,623)
     Decrease in deferred revenue                      --          (48,000)
     Increase in Bank credit line                   2,227           10,000
     Increase/Decrease in Accounts payable          7,372          (26,525)
     Decrease in accrued liabilities              (56,207)        (110,262)
                                               ----------       ----------
                                                 (830,781)       (950,944)
                                               ----------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of shares                           708,497        1,373,626
     Note payable                                      --          (10,000)
     Cash overdraft                                    --            8,073
     Advances from/to shareholders, net           184,494         (405,665)
                                               ----------       ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES         892,991          966,034
                                               ----------       ----------
CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES:
     Purchase of capital expenditures             (36,948)         (18,544)
                                                 --------       ----------

INCREASE (DECREASE) IN CASH                        25,262           (3,454)

CASH, BEGINNING OF PERIOD                          (3,259)           3,454
                                               ----------       ----------

CASH, END OF PERIOD                            $   22,003)      $        0
                                               ==========       ==========

SUPPLEMENTAL DISCLOSURES
     Interest paid                             $    3,388       $    5,153
     Income taxes paid                         $       --       $       --

                                QUESTEC.COM, INC.
                         (Formerly QUESTEC IMAGING INC.)

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

                        NINE MONTHS ENDED MARCH 31, 2000


1. BASIS OF PRESENTATION


          The accompanying unaudited financial statements of QuesTec.com, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to prepare them for inclusion as an exhibit to Form 10-SB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation (consisting of normal recurring accruals) have been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Operating results for the nine month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending June 30, 2000. For further information, refer to the financial statements and footnotes thereto included in the Company's audited report for the year ended June 30, 1999. Per share data for the periods are based upon the weighted average number of shares of common stock outstanding during such time periods, plus net additional shares issued upon exercise of options and warrants

2. THE COMPANY

          QuesTec.com, Inc. (the "Company") was incorporated in 1987 under the Company Act of British Columbia. During the year ending June 30, 2000, the Company changed its name to QuesTec.com, Inc. from QuesTec Imaging Inc. During The year ended June 30, 1998, the Company was continued in Wyoming, United States of America. The Company designs, develops and markets proprietary software and hardware systems, with shared technology bases, which present three-dimensional computer analyzed images for sports entertainment, business and industrial markets.

                                    PART III

Exhibits

Index to Exhibits


2.  Charter and By-Laws*

6.  Material Contracts*

    6a. Agreements with Atlantic Aerospace Electronics Corporation dated September 9, 1998*

    6b.  Agreement with Live Motion Company dated June 9, 1999*

15. Private Placement Memorandum dated October 1, 1997*


* Incorporated by reference from Form 10-SB filed on March 2, 2000


Item 2. Description of Exhibits


As listed in the above Index, the appropriate exhibits are either being filed or have previously been filed and are incorporated herein by reference. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       QUESTEC.COM,INC.

June 14, 2000                              By: /s/ Michael W. Russo
                                           --------------------------
                                           Michael W. Russo,
                                           President

June 14, 2000                              /s/  Deirdre Gallagher
                                           --------------------------
                                           Deirdre Gallagher,
                                           Secretary


                                       18